EXHIBIT 99.1

UMeWorld Limited Dissolves the VIE Structure, Winds Down Its Educational Business in China

The Company is transitioning itself into a health and wellness company through its wholly-owned U.S. subsidiary Dagola Inc.

Hong Kong, September 26, 2022 – UMeWorld Limited (OTC PINK: UMEWF) today announced that the Company’s wholly-owned Chinese subsidiary, UMeLook (Guangzhou) Information Technology Co., Ltd. has terminated all contractual agreements with Guangzhou XinYiXun Network Technology Co., Ltd., a variable interest entity (“VIE”) of the Company. As previously announced on August 15, 2022, UMeWorld has terminated business activities in China and is now focused on its health and wellness business in North America. As part of this restructuring, the Company is relocating its Head Office from Hong Kong to Miami, Florida, a process that is expected to be completed by the end of October 2022.

“The wind-down of our education business in China and the transition to the wellness business marks a new milestone for the Company,” said Michael Lee, CEO of UMeWorld. “Going forward, we will focus on growing the company organically and through mergers and acquisitions. We have entered the U.S. Health and Wellness Market with the introduction of Dagola (diacylglycerol - DAG) cooking oil which, to the best of our knowledge, is the only DAG cooking oil available in the U.S. market. We have signed an LOI for the acquisition of a nutritional supplement sales and marketing company based in Florida, which is expected to close in October 2022. There are several accretive M&A targets that the company has identified for potential acquisition, that are in various stages of negotiations.

In closing, on behalf of UMeWorld’s management team and Board of Directors, I wish to thank our shareholders for their continued support and I look forward to providing further updates as our Company progresses.”

About UMeWorld Limited

UMeWorld Limited is a health and wellness company with a mission to help its customers live more healthfully. The Company, through its subsidiaries, plans to operate in the sales and marketing of diacylglycerol cooking oils and nutritional supplement & raw material businesses.

About Dagola Inc.

Dagola Inc. is a wholly-owned U.S. subsidiary of UMeWorld Limited. Dagola Inc. is engaged in the sales and marketing of novel foods in North America. For more information about Dagola Inc., please visit www.dagolaoil.com.

PR Contact

Dagola Inc.

E-mail: info@dagolaoil.com

UMeWorld Limited

E-mail: info@umeworld.com